ORANGE BIKE BREWING CO.

Portland Maine's First Dedicated Gluten-Free Brewery

– Powered by People & Purpose

In an era of great beer, millions of people are being excluded from the craft beer experience.

THE PROBLEM

44 Million

Americans suffer from **undiagnosed gluten sensitivity, gluten allergies** or **Celiac disease**

59 Million

Americans are trying to **reduce their consumption of gluten***

*30 % of American Households

0

Tasty, gluten-free craft beer offerings *readily available* in New England



Seizing the opportunity of a fast growing beverage segment at the right time (*the shift has already happened*) before the multinational corporations grab market share, thus fuelling sustainable change.

Become the **Northeast market leader** in the gluten-free beer space

Break into the vastly **untapped dedicated gluten-free market** segment experiencing **double-digit annual growth**

Meet the **underserved demand of retailers and consumers** for a gluten-free beer option



THE *REAL* OPPORTUNITY

Reimagining the Beer Business – On all levels.
Including 'better for you' beer without gluten.

- Diversity
- Sustainability
- Equity
- Social Change
- Inclusion

Craft beer should be something everyone can enjoy.





Differentiators

Why does it taste so good?

- Brewed only with **gluten-free super grains:** millet, buckwheat, quinoa, oats, and brown rice
- **No sorghum, syrups, added sugars, or extracts**
- Brewed with historical **Peter Austin System** in the traditional manner
- **Maine's Sebago Lake Water** provides an unmatched base ingredient. It is one of only 50 water supplies in the United States **so pure that it needs no filtration before treatment**. Beer is 90-95% water
- Well balanced, lighter and lower alcohol

X-Factor: Alan Pugsley

- All OBB recipes exclusively formulated by world class **Master Brewer Alan Pugsley**
- Opened over **100 internationally recognized breweries** including Magic Hat, Long Trail and Shipyard
- **3-year exclusive** contract for gluten-free beer in Maine



As good as any beer, anywhere.

ORANGE BIKE BREWING COMPANY CORE VALUES



Honor the Essential Dignity of All People



Protect the Planet We Call Home



Invest in the Communities We Serve



Brew the greatest gluten-free beer on Earth.

So we attract great people, partners, and customers who believe in and back us.

Better beer for a better future.



1% for the Planet

Diversity across hiring, business practices and stakeholders

Establish an *inclusive* on-site tasting and events space where everyone feels safe and welcome

Mentorship and Apprentice Programs

Goal of B Corp certification

What started as a mission to make the best gluten-free beer in the Northeast has evolved into something much bigger. Building a great company to make the best gluten-free beer – the platform used for social impact, strengthening community and driving change. Brewing better beer for a better future.



Where the stagnant reside is where you'll find opportunity. The risk-reward equation rests heavily on the side of innovation. But innovation is challenging. The best advice I've heard about it is quite simple: Don't look down; don't focus on the obstacles. Look in the direction you want to go, and that's where you'll end up. Focus, vision and a clear view of your endgame are the ingredients for success—and for disruption.

But what is disruption? We sling that term around pretty freely. Disruption is a seismic event. It can be destructive or it can be constructive. If is at the intersection of "How it's always been done" and "The new approach." It's the thing that causes revolutions of thought. It's what brought us the internet and email and Tindr. It's what brought us out of the Dark Ages and into the Renaissance. It's a freshness of thinking that creates change. It is the very foundation or this country.

You are driving that change. You are a part of something important and soulful. It doesn't matter if you own a doughnut shop, a dry cleaner, a tech startup or a franchise. Your ability to see new things and innovate fearlessly in your approach to business is the key to disruption. And all of it together is key to making a lasting economic impact and creating lasting opportunities.

The accelerated, frenetic pace of innovation right now is undeniable and ... of our culture. And ...

Tom's Why

Lula's future

- Community Building
- Social Impact
- Healthy + Sustainable Living
- Disrupt Status Quo in the Beer Business



A better future: Protecting the Planet

In order to brew the "greatest" gluten free beer on earth, Orange Bike is in the process of developing a sustainability strategy in line with Tom's *why*.

Tom's why drives the effort as Orange Bike aspires to:

- Learn and understand its impact on the earth
- Act on its triple bottom line efforts to honor its aspirations
- Nurture sustainability efforts given the ongoing decisions the brewery makes in day to day management of its operations



Efforts to protect the place we call home

To embed sustainability into the OBB strategy, analysis will be needed to:

1. Develop a sustainability mission that brings continuous value to the firm

2. Understand material concerns throughout the value chain and with stakeholders

3. Create policies to drive the aspirational ethical principles of the brewery for all stakeholders

4. Understand the supply chain and efforts to strategically embed sustainability and DEI elements

5. Create a baseline environmental management system

Orange Bike Brewing will accomplish this work with the help of OBB Sustainability Director Dr. Jeremy Pare (Duke University & Thomas College) and the talented student-led team with the UNH B Impact Clinic





Regional Market Opportunity

$3 Billion

- ***There are only 19 dedicated gluten-free breweries in the US and over 85% of them are in the Western US***
- 5.9 million gluten conscious beer drinkers reside in the Northeast
- Self-distribution in Maine to start, then partner with distributors in the Northeast



New York City

Boston

Portland



























Committed Distribution Partners (Demand)

BIER CELLAR
BEER • WINE • CIDER • MEAD

bowstreet beverage

OLD PORT SPIRITS & CIGARS

OYSTER Co
EVENTIDE
PORTLAND · ME

Browne Trading Company

Monte's
FINE FOODS

RSVP

ROSEMONT Market & BAKERY

PORTLAND FOOD CO-OP

SOLO
CUCINA MARKET

COALS
PIZZA GRILLED

HILLTOP Superette
MUNJOY HILL • PORTLAND, MAINE
Independent Grocers Since the 1940's

IMMEDIATE NEED

As of today, Whole Foods and Trader Joe's in the Northeast **do not have a dedicated gluten-free beer** on their shelf despite ongoing interest in providing this option.





We are in talks with buyers for both



Community Partnerships

































ORANGE BIKE BREWING CO.

+

THE UNIVERSITY OF MAINE 1865
Foster Center for Student Innovation

The Roux Institute at Northeastern University

BICYCLE COALITION OF MAINE

CLIMATEWORK MAINE
It's Everyone's Business!

PINK BOOTS SOCIETY

University of New Hampshire

usm UNIVERSITY OF SOUTHERN MAINE

QC2 Quality Control Collaboratory
Craft Beverage Testing • Education | University of Southern Maine

1% FOR THE PLANET

est. 1986 MAINE

B Impact Clinic
Certified B Corporation
University of New Hampshire Center for Social Innovation and Enterprise
nhbsr In Good Company

OnePlanet.

Our Team



Tom Ruff
Founder/CEO

CEO & Founder Tom Ruff
Executive Search (*30 year
company sold to Paragon
Executive Search*) Beer
Enthusiast, Author, Business
Climate Advocate -
ClimateWork Maine Advisory
Board, Biking Activist



Neil Spillane
COO

Co-founder Fork Food Lab,
Former CEO & CFO Urban
Farm Fermentory, Startup
Advisor and Homebrewer



Alan Pugsley
Master Brewer,
Recipe Formulation

Co-founder Shipyard
Brewing, Brewery
Consultant for 100 startups
around the world including
Magic Hat, Dempsey's and
Long Trail Brewing



Zeke Callanan
General Counsel

Startup & Corporate
Attorney, Beer Industry
Advocate, Co-founder Brew
Festival



Ryan D'Wolff Munro
Tom's Mentor

DoorDash robotics leader,
Goldman Sachs alum,
Brewery Founder
Homebrewer and Portland
SCORE Mentor



Our Advisors



Ren Navarro

Leading Beer Industry Diversity and Inclusion Consultant



Jason Wadler

Co-Founder/Chief Strategy Officer at Leapfrog before being acquired by Dentsu Aegis; Past President Vasculitis Foundation



Lauren Glennon

MECA&D AVP of Institutional Advancement and Strategic Planning, Consultant: Organizational Strategy, Strategic Planning, Community Relations, Capital Projects



Meg Batterson, LCSW, MS Clinical Social Work

Licensed Clinical Social Worker, Columbia University, New York, The Relational Center, Los Angeles, CA



Josh Benthien

CEO & Partner, Northland Commercial Development, Trustee, Maine Preservation, Former National Champion Rally Car Co-driver



Ikechukwu Ndu, PhD, CPA, CFE, FCA

Assistant Professor Finance & Accounting University of Southern Maine Business School Principal, NCS Accountants and Advisors, LLC



Ken Berlin

Co-Founder at Pearhead, Inc. Co-creator of the patented Ubbi Steel "stinkless" Diaper Pail



Timeline



May 5, 2021

Orange Bike Brewing Company idea is born

Founder's birthday

May 10, 2021

Head Brewer Brienne Allen shares stories of discrimination in the beer industry. OBB shifts to a Purpose Driven Brewery with a focus on diversity, equity and inclusion

October 15, 2021

Master Brewer Alan Pugsley competes first three recipes for OBB

January 25, 2022

Secured Peter Austin 10BBL Brewing Equipment

May 2022

OBB signs lease for future home of Orange Bike Brewing Company @ 31 Diamond St.

& USPTO issues initial trademark approval for Orange Bike Brewing Company

Sept 2022

Three new recipes released: Helles Lager, Oktoberfest, New England IPA

July 2022

OBB Approved for Maine Seed Capital Tax Credit Program & Signed Design/Build Contract with Caleb Johnson Studio and Woodhull of Maine

Nov 2022

Orange Bike Brewing Company selected by the University of New Hampshire's B impact Clinic pairing the UNH sustainability students with OBB

Dec 9, 2022

Indiana University Venture Fund/IU Angels $25K equity investment in OBB

Dec 19, 2022

The Maine Venture Fund makes $100k equity investment in OBB

Dec 21, 2022

Tom was selected to be one of 10 business founders to participate in the Maine Center for Entrepreneurs "Top Gun"program

Jan 25, 2023

Orange Bike Brewing building permit. approved and issued

Prime Location

31 Diamond Street, Portland ME

Located in East Bayside: the epicenter of Maine craft brewing and tourism


295
ORANGE BIKE BREWING CO.
X
EAST BAYSIDE
Whole Foods Market
WHOLE FOODS MARKET
Trader Joe's
TRADER JOE'S
APRÈS
root wild
OXBOW
rising tide
Franklin
Washington Ave

Our Space

31 Diamond Street
Portland, ME

Lease signed: 5/5/2022

Occupancy: 149 people

Lease total: 20 years

5 year lease, three options of renewing another 5 years. Negotiated all outdoor space behind brewery for beer gardens and outdoor activities.



Our Space

31 Diamond Street, Portland ME

Lease signed: 5/5/2022

Occupancy: 149 people

Lease total: 20 years

5 year lease, three options of renewing another 5 years. Negotiated all outdoor space behind brewery for beer gardens and outdoor activities.



Mood Board

📍 31 Diamond Street, Portland ME

- Outdoor beer garden
- Outdoor movie theatre
- Food pop-ups
- Live music events
- Community events



Competition

Brewery	Location	Dedicated Gluten-Free	All-Grain
Orange Bike Brewing	**Portland, ME**	✓	✓
Lucky Pigeon	Biddeford, ME	✓	✓
Glutenberg	Montréal, Canada	✓	
Omission	Portland, OR	Gluten-reduced	
Stone Delicious IPA	Richmond, VA	Gluten-reduced	✓
Geary's Ixnay	Portland, ME	Gluten-reduced	✓



Why the Orange Bike?



Tom is known around Portland, Maine, as "the guy on the orange bike."

He bought the bike during Covid to spend more time outdoors with his daughter. He took a year off to be a full-time stay at home dad with Lula. He's logged 4000 miles, has avoided buying a second car, and both he and the bike are still going strong.

Twice hit by cars – fortunately, while Lula was not aboard – he has become a bike activist. He supports and volunteers for the Bicycle Coalition of Maine.















ORANGE BIKE
BREWING CO.

Our Newest Beers

Nitro Stout



Belgian Wit



Hoppy Pale





ORANGE BIKE
BREWING CO.



Belgian Wit [4.6% abv]

Designed after the classic traditional style from Belgium, this witbier has water salts added to replicate the Flemish water profile native to Belgium. We utilized pale millet, buckwheat and some rolled oats to perfect mouthfeel and deployed gentle hopping with a regime of three different hops. Coriander seed and bitter orange peel are added to give the beer a very drinkable overall pleasing profile when fermented with our classic Belgian Wit yeast.

Malt Bill: Pale Millet, Pale Buckwheat, Rolled Oats

Hops: Hallertau, Saphir, Saaz

Additions: Coriander Seed, Curacao Orange Peel

Recommended serving temperature: 40-50 degrees F

Availability: Year-round wholesale 4-pack cans and tasting room draft pours



ORANGE BIKE

BREWING CO.

Join us for the ride.

To bring a purpose-driven brewery to Portland, Maine.
We are powered by something much bigger than beer.

We are seeking mission aligned investors to help us drive change. If you or someone you know is interested in learning more about our investment opportunity or getting involved with our project, please reach out to our Founder, Tom Ruff

Tom Ruff   **Founder**   **310-850-1496**   **tom@orangebikebrewing.com**

Appendix

Alan Pugsley's Completed Brewery Project List – The "Johnny Appleseed" of Craft Beer

Orange Bike Brewing will be his 100th Project

1. **Dempsey's Brewery ,Dublin,Ireland, 1982**
2. Bodicote Brewery, Bodicote,UK, 1982
3. Royal Clarence Hotel, Burnham on Sea, UK , 1982
4. Orange Brewery , Pimlico,London, UK 1983
5. Long Barn, Slough, UK, 1983
6. Mash Tun brewpub, Winchester, UK, 1983
7. Sam Powells Brewery, Wales , 1983
8. MOPA Brewery, Nigeria, 1983
9. Derry Brewing, Londonderry , NI , UK , 1983
10. Reepham Brewery, Reepham,Norfolk, UK. 1984
11. Martin Ales, Martin,Kent, UK , 1984
12. Holt Plant & Deakin, Dudley, UK, 1984
13. **Le Brasseur de Deux Rivières, Morlaix, Brittany, 1984**
14. Granite Brewery, Halifax,NS, Canada, 1985
15. **Domus, Leuven, Belgium, 1985**
16. Brewers Brewery, Lille, France, 1985
17. Nethergate Brewery, Clare,Suffolk, UK, 1985
18. Ken Jones Brewery, Devon , UK , 1985
19. St.Georges Brewery, Johannesburg, South Africa, 1986
20. Tianjin Brewery, Tianjin, China 1986
21. Changsha Brewery, Changsha, China , 1986
22. Clermont Ferrand Brewery, France, 1986
23. Golden Lion Brewery, Lennoxville, QU, Canada, 1986
24. **D.L. Geary Brewing Company, Portland, ME, USA 1986**
25. AshVine Brewery ,Trudoxhill, Somerset , England , UK , 1988
26. **Gritty McDuff's, Portland, ME, USA, 1988**
27. Orkney Brewing Company, Orkney Islands, 1988
28. McAuslan Brewing Company, Montreal, Canada, 1989
29. Wild Goose Brewing Company, Cambridge, MD, USA, 1989
30. **Long Trail Brewing Company, VT, USA 1989**
31. **Hartford Brewery, Hartford, CT, USA 1991**
32. Red Feather Brewing Company, Chambersburg, PA, USA 1991
33. Hart Breweries, Carleton Place, ON, Canada, 1991
34. Granite Brewery, Toronto, ON, Canada, 1991
35. **Kennebunkport Brewing Company, Kennebunk, ME, USA 1992**
36. Oliver's Brewery, Baltimore, MD, USA 1992
37. **SeaDog Brewing Company, Camden, ME, USA 1993**
38. Grizzly Peak Brewpub, Ann Arbor, MI, USA 1993
39. Tremont Brewery, Charlestown, MA, USA 1993
40. **Magic Hat Brewing Company, Burlington, VT, USA 1993**
41. Nethergate Brewing Company (expansion), Clare, Suffolk, UK, 1993
42. RedTown Brewery,Dudinka, Siberia, 1993 built, 1995 installed.
43. **Shipyard Brewing Company, Portland, ME , USA, 1994**
44. White Tail Brewery, York, PA , USA , 1994
45. Pittsfield Brewing, Pittsfield , MA , USA , 1994
46. Blue n Gold , Alexandria, VA , USA 1994
47. Clocktower Brewery, Ottawa, ON , Canada , 1994
48. **Cooperstown Brewing Company, Cooperstown , NY , USA , 1994**
49. **Ship Inn , Milford , NJ , USA , 1995**
50. Traverse City Brewing, Traverse City, MI,USA , 1995
51. Shannon Kelly's Brewpub, St.Paul, MN , USA , 1995
52. **Middle Ages Brewing Company,Syracuse, NY, USA , 1995**
53. **Old Nutfield Brewing Company,Derry, NH, USA , 1995**
54. **The Shed , Stowe , VT , USA , 1995**
55. **SeaDog Bangor, Bangor, ME, USA , 1995**
56. **Carrabassett Brewing Company, Sugarloaf , ME , USA ,1995 (now at the Run of the Mill,Saco,ME)**
57. **Grittys, Freeport, ME , USA , 1995**
58. Stewarts Brewing Company, Bear, DE ,USA , 1995
59. **New Jersey Brewing , NJ , USA 1995**
60. **Woodstock Inn and Brewery, North Woodstock , NH ,USA , 1995**
61. **Watch City Brewing, Waltham , MA , USA , 1995**
62. Picaroons, Fredericton , NB , Canada , 1995
63. Reds, Edmonton , AB , Canada , 1995
64. **Shipyard Brewery, Orlando , FL , USA , 1996**
65. Brunswick Grp, Eden Prairie , MN , USA , 1996
66. **Madison's Brewery, Bennington , VT , USA , 1996**
67. Barley Creek Brewing, Pocono , PA ,USA , 1996
68. Danvers Brewing, Danvers , MA , USA , 1996
69. Knoxville Brewing Company, Knoxville , TN , USA , 1996
70. Camelot, Lancaster , PA , USA , 1996
71. Arcadia Brewing Company, BattleCreek , MI , USA , 1996
72. **Davidson Brothers Brewpub, Glens Falls, NY , USA , 1996**
73. Bank Street Brewing , Stamford , CT , USA , 1996
74. **Brewery De L'Anse , Anse , Quebec , Canada , 1996**
75. **AleWife , Glastonbury , CT , USA , 1997**
76. Red Brick Station , Baltimore , USA , 1997
77. Mackinaw, Traverse City , MI , USA , 1997
78. Peak Northwest, Portland , OR , USA , 1997
79. Brunswick Group , Kennesaw , GA , USA , 1998
80. Stewarts , Downingtown , DE , USA , 1999
81. Canal Inn and Brewery , Glasgow , Scotland , 2000
82. St. John Brewers, St. John, USVI , 2004
83. **Grittys , Auburn , ME , USA , 2005**
84. **SeaDog Brewpub , Bangor , ME , USA , 2010**
85. Ashton Brewpub , Ashton , ON , Canada , 2011
86. Woodstock Brewery expansion, No. Woodstock , NH , USA , 2013
87. Four Mile Brewery , Victoria , BC , Canada , 2014
88. Lake George (Glens Falls) Brewing Company , Queensbury , NY , 2014
89. SeaDog Brewery , Clearwater , FL , USA , 2014
90. Antillia Brewing Company , St. Lucia , Caribbean , 2015
91. Northampton Brewery (Picaroons expansion), Fredericton , NB , Canada , 2016
92. St. John Brewers , St. John , USVI , 2018
93. Ashton Brewery expansion, Ashton , ON , Canada , 2018
94. Kelly Brewing Company, Morgan Hill, CA, USA, 2018
95. Outer Limits Brewery , Proctorsville, VT , USA , 2019
96. Bravo Brewing Company, Pascoag, RI, USA, 2019
97. Grit and Gyle Brewing Company, Kyle, TX , 2022 – in the works
98. Leader Brewing Company, Melbourne Beach, FL 2022
99. St.John Brewers, St.Thomas Brewery USVI expansion 2022 – in the works
100. **Orange Bike Brewing Company, Portland, Maine 2022/2023 – in the works**